# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mynaric AG, CIK 0001850453
CUSIP: 62857X101
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: BERTHA-KIPFMUELLER-STRASSE 2-8, MUNICH, Germany (2M), 81249
Date of event which requires filing of this statement: 02/07/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001163368
Persons authorized to receive notices and communications: Zephram Yowell, 650 Newport Center Drive, Newport Beach, California (CA), 92660, (949) 720-6000

## Reporting persons
- Pacific Investment Management Company LLC (CIK 0001163368): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 565,224; shared voting power 0; sole dispositive power 565,224; shared dispositive power 0; aggregate amount beneficially owned 565,224 (8.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: Mynaric AG
Address of issuer's principal executive offices: BERTHA-KIPFMUELLER-STRASSE 2-8, MUNICH, Germany (2M), 81249

## Item 2. Identity and Background
Name of person filing: Pacific Investment Management Company LLC (the "Reporting Person")
Residence or business address: 650 Newport Center Drive, Newport Beach, CA 92660
Present principal occupation or employment: The Reporting Person is an indirect subsidiary of Allianz SE, a publicly held company in Germany. The principal business of the Reporting Person is global investment management services for a wide range of investors.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Working capital of the Reporting Person was the source of funds for Ordinary Shares previously beneficially owned by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
THE STARUG PROCESS

On February 7, 2025 (the "Effective Date"), the Issuer submitted a notification to the local court of Munich (Amtsgericht Munchen) regarding its restructuring plan pursuant to the German Corporate Stabilization and Restructuring Act (Gesetz uber den Stabilisierungs- und Restrukturierungsrahmen fur Unternehmen ("StaRUG")). The StaRUG process will implement a restructuring of the Issuer at both the equity and debt levels.

Certain investment funds affiliated with the Reporting Person (the "Funds"), are the original sole lenders to Mynaric USA Inc. ("Mynaric US"). The Funds have transferred all claims against Mynaric US under the existing loans to a German SPV (the "SVP") and have subsequently made available new bridge financing to the Issuer. The loans now held by the SPV are expected to be converted into new equity through a debt-to-equity swap, pursuant to which the Issuer's existing share capital will be reduced to zero and all outstanding Ordinary Shares will be canceled for no value. As a result, the Reporting Person expects to be the sole beneficial owner of all of the new equity at the conclusion of the StaRUG process, which would result in a de-listing and de-registration of the American Depository Shares (referred to herein as a "De-listing").

GENERAL

In the event that the StaRUG process is unsuccessful or not approved by the court, the Reporting Person may explore strategic alternatives, including but not limited to: corporate transactions involving the Issuer and its securities, such as sales or acquisitions of shares, assets or businesses by the Issuer, including sales to or acquisitions from affiliates of the Reporting Person; engaging with third parties to pursue other strategic transactions, including, but not limited to, a transaction that leads to a De-listing; or other business combination transactions such as a merger, reorganization, or other material transaction. There can be no guarantee that the Reporting Person will make any such proposal, and if any such proposal is made, the Reporting Person can provide no assurances that they will successfully consummate any proposed transaction.

The Reporting Person intends to engage in communications, discussions and negotiations with members of management and of the board of directors, and their legal, financial, accounting and other advisors; potential partners and counterparties in any transaction; current or prospective securityholders of the Issuer; and other relevant parties, regarding the StaRUG process and, if the StaRUG process is unsuccessful or if not approved by the court, the various alternatives that may from time to time be under consideration by the Reporting Person and/or its affiliates. To facilitate its consideration of such matters, the Reporting Person has recently, and may in the future, retained consultants and advisors and entered into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar obligations or agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in its consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4, the Reporting Person has not engaged in any transactions in the Ordinary Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses set forth in Item 4 are incorporated herein by reference in their entirety.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Pacific Investment Management Company LLC: /s/ Alyssa Creighton, Alyssa Creighton, Senior Vice President (02/13/2025)